Exhibit (a)(1)(E)

Form of Reminder Email

The AirXpanders, Inc. (“AirXpanders”) offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on December 6, 2018, unless we extend the Offer. The Offer deadline will be strictly enforced. We encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary. However, if you would like to participate in the Offer, we must receive your election electronically via electronic mail no later than 9:00 p.m., Pacific Time, on December 6, 2018 (unless we extend the Offer). The election form and all other Offer information were provided to you in the launch email from Frank Grillo, dated November 7, 2018, announcing the Offer.

Only elections that are properly completed and submitted and actually received by AirXpanders on or before the expiration date via electronic mail will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Scott Murcray at smurcray@airxpanders.com or by phone at +1 650 282 8106.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from Frank Grillo, dated November 7, 2018, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting the Scott Murcray, CFO, by email at smurcray@airxpanders.com or by phone at +1 650 282 8106.